Exhibit 12.2
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Three months ended March 31, (in millions, except ratios)	2009
Excluding interest on deposits
Income before income tax expense and extraordinary gain	$3,056

Fixed charges:
Interest expense	2,873
One-third of rents, net of income from subleases (a)	143

Total fixed charges	3,016

Add: Equity in undistributed loss of affiliates	34

Income before income tax expense and extraordinary gain and fixed charges, excluding capitalized interest	$6,106

Fixed charges, as above	$3,016

Preferred stock dividends (pre-tax)	750

Fixed charges including preferred stock dividends	$3,766

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.62

Including interest on deposits
Fixed charges including preferred stock dividends, as above	$3,766
Add: Interest on deposits	1,686

Total fixed charges including preferred stock dividends and interest on deposits	$5,452

Income before income tax expense and extraordinary gain and fixed charges, excluding capitalized interest, as above	$6,106
Add: Interest on deposits	1,686

Total income before income tax expense and extraordinary gain, fixed charges and interest on deposits	$7,792

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.43

(a)	The proportion deemed representative of the interest factor.